

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 31, 2018

Via E-mail
Mr. Gilbert Lee
Chief Financial Officer
Fuling Global, Inc.
6690 Grant Way
Allentown, PA 18106

Re: Fuling Global, Inc.
Form 20-F for the year ended December 31, 2017
Filed March 30, 2018
File No. 1-37602

Dear Mr. Lee:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Cash

John Cash
Branch Chief
Office of Manufacturing and
Construction